SUB-ADVISORY AGREEMENT
SCHEDULE A

SERIES OF NEUBERGER BERMAN INCOME FUNDS

Neuberger Berman High Income Bond Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Strategic Income Fund

Date: October 31, 2011